UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40519

MicroCloud Hologram Inc.

(Registrant’s Name)

Room 302, Building A, Zhong Ke Na Neng Building,

Yue Xing Sixth Road, Nanshan District, Shenzhen,

People’s Republic of China 518000

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Change of Directors and Officers

On April 29, 2026, the Board of Directors (the “Board”) of MicroCloud Hologram Inc. (the “Company”) approved the following changes to the Company’s management and leadership:

Resignation of Chief Executive Officer and Director

Mr. Guohui Kang resigned from his positions as the Chief Executive Officer and a director of the Company, effective April 29, 2026. Mr. Kang’s resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Appointment of Chief Executive Officer and Director

To fill the vacancy created by Mr. Kang’s resignation, the Board appointed Ms. Haiyan Zhang as the Chief Executive Officer and a director of the Company, effective April 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MicroCloud Hologram Inc.

By:	/s/ Haiyan Zhang
Name:	Haiyan Zhang
Title:	Chief Executive Officer

Date: May 4, 2026

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